Expedition Leasing, Inc.

23110 SR 54, #346

Lutz, Florida 33549

Phone (813) 833-7525 • Fax (813) 885-5911

December 5, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Rebekah Toton

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Expedition Leasing, Inc.
Form SB-2
Filed June 30, 2006
File No.: 333-135514

Dear Ms. Toton:

On behalf of Expedition Leasing, Inc. (the “Company”), this letter responds to the comments you provided by letter dated November 24, 2006 regarding the Company’s Registration Statement on Form SB-2. Please be advised that, concurrent with this response, the Company filed Amendment No. 4 to its Registration Statement on Form SB-2 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith, together with a redline comparison to Amendment No. 3 to the Registration Statement on Form SB-2 filed October 31, 2006.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form SB-2/A

General

1.	Please update your financial statements and related disclosure pursuant to Item 310(g) of Regulation S-B.

The Company has revised its disclosure in accordance with the Staff’s comment.

Inside cover page

2.	Delete the contact information that follows the table of contents. This information is provided on the first page of the summary. The forepart of the prospects should avoid redundant presentations.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see the cover page of the Registration Statement.

Risk Factors

Risks Related to An Investment in Our Securities, page 7

3.

Please refer to prior comment 12 from our letter dated October 19, 2006. We note from your response that you intend to register your common stock under Section 12(g) of the Exchange Act, but it appears you may not do so and are not required to do so. Even if you register under the Exchange Act, you have fewer than 300 shareholders, and would be considered to be a “voluntary filer” that could suspend or terminate filing obligations. We believe that your current reporting status and apparent ability to exit the reporting system are risks material to investors’ understanding of your company. Please revise to provide appropriate risk factor disclosure or advise.

Contemporaneous with the filing of this Registration Statement, the Company filed Form 8-A pursuant to the Securities and Exchange Act of 1934 (the “Exchange Act”) in order to register its common stock under Section 12(g) of the Exchange Act. The Company also has revised its disclosure in accordance with the Staff’s comment. Please see page 7 of the Registration Statement.

Our issuance of additional common shares or preferred shares…page 8

4.	We note your disclosure on page 20 that you intend to finance future lease transactions through capital raised in future debt or equity financings. We also note your disclosure on page 3 that you currently do not have any “binding” commitments for, or readily available sources of, additional financing. Revise your disclosure as appropriate to clarify whether you presently have any plans, proposals or arrangements to issue any shares of common stock for any purpose, including future acquisitions and/or financings.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 3 and 20 of the Registration Statement.

Management’s Discussion and Analysis or Plan of Operation, page 22

5.	We note your response to prior comment 26. Our comment requested that you revise the disclosure in the management’s discussion and analysis section. However, you responded with revised disclosure in the notes to your financial statements only. Please expand management’s discussion to include disclosure similar to that added to the notes to your financial statements in response to prior comment number 26.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 22 of the Registration Statement.

Part II

Exhibit 5.01

6.	Please file a legal opinion with your next amendment.

Please see Exhibit 5.01 to the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 833-7525 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Jerry Keller
Jerry Keller President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.
Pender Newkirk & Company LLP

3